Exhibit 99.29

FORM 51-102F3
MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company
Field Trip Health Ltd. (formerly, Newton Energy Corporation) (the “Company”) 30 Duncan Street, Suite 401 Toronto, Ontario M5V 2C3
Item 2.	Date of Material Change
November 17, 2020
Item 3.	News Release
A news release dated November 17, 2020 was disseminated via Globenewswire. A copy of the news release has been filed on SEDAR and is available at www.sedar.com.
Item 4.	Summary of Material Change

The Company announced that it has entered into a lease and plans to open a Field Trip Health Center in Amsterdam, Netherlands. Located at Piet Heinkade 55 overlooking the IJhaven River, the 665 sqm (7158 sqft) Amsterdam location will be the first Field Trip Health center focused on therapeutic use of psychedelics using legal truffles.

Item 5.	Full Description of Material Change

The Field Trip Health Netherlands location will offer a variety of therapeutic programs using truffles containing psilocybin. Based on the desired experience, the center will offer several program options for individuals as well as couples. Field Trip expects to begin accepting people interested in participating in its truffle programs in December 2020, and the Netherlands location of Field Trip Health is expected to open in March 2021.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7.	Omitted Information
Not applicable.
Item 8.	Executive Officer
For further information, please contact: Paula Amy Hewitt Vice President, General Counsel and Corporate Secretary Telephone: (416) 617-6277
Item 9.	Date of Report
November 18, 2020.